UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Solitron Devices, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

834256208
(CUSIP Number)

Louis J. Douglass
Wynden Capital Management, LLC
455 E. Paces Ferry Rd., Suite 344
Atlanta, GA 30305

(404)812-1933
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Wynden Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds
00: Funds of investment advisory clients.
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Atlanta, GA, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
118,830
8. Shared Voting Power
0
9. Sole Dispositive Power
130,710
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
130,710
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
5.7%
14. Type of Reporting Person
IA

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock (“Common Stock”) of Solitron Devices, Inc. (the “Issuer”). The address of the Issuer is 3301 Electronics Way, West Palm Beach, FL 33407.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) This statement is being filed by Wynden Capital Management, LLC (“Wynden”), an investment adviser registered with the State of Georgia. The address of its principal office is 455 E. Paces Ferry Rd., Suite 344, Atlanta, GA 30305. Wynden serves as an investment adviser to various individual and institutional clients.

(d) During the last five years, Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to securities laws or any other laws.

(f) Wynden is an LLC organized and existing under the laws of the State of Georgia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock of the Issuer was acquired in open market transactions using assets of clients of Wynden. No assets of Wynden were used nor were any funds borrowed to acquire the Common Stock. The total amount of funds used to acquire the common stock was $547,047.

ITEM 4. PURPOSE OF TRANSACTION

The Common Stock reported in this filing has been purchased and held for investment purposes on behalf of client accounts over which Wynden has sole discretionary investment power. Wynden is interested in discussing with Issuer’s management, board of directors, and/or with third parties options relating to board composition, capital allocation, and any other strategies for shareholder value creation. Depending on Reporting Person’s ongoing evaluation of general market conditions and general matters related to Issuer, including Issuer’s financial condition and results, Reporting Person may determine whether to hold, increase, or decrease their investment in the Common Stock through open market, privately negotiated, or any other transactions. Depending on its assessment of the forgoing factors, the Reporting Person may, from time to time, modify its present intention as stated in this Item 4. Except as set forth herein, Reporting Person has no present plan or proposal which would relate to or result in any of the matters or actions set forth in clauses a through j of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The following sets forth the aggregate number and percentage of shares of Common Stock of the Issuer to which this Schedule D relates (based on 2,298,004 shares of Common Stock outstanding):

Voting Authority	Common Stock	% of outstanding
Sole	118,830	5.2%
Shared	0	0.0%
None	11,880	0.5%

Dispositive Authority	Common Stock	% of outstanding
Sole	130,710	5.7%
Shared	0	0.0%
None	0	0.0%

The following transactions have occurred in the last 60 days:

7/17/2015	Buy	47,123 shares	$4.23/share
7/17/2015	Buy	22,577 shares	$4.23/share
7/01/2015	Buy	140 shares	$4.28/share

The Reporting Person disclaims beneficial ownership of all shares referenced in this filing.

(d) To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The powers of disposition and voting with respect to the Common Stock owned by clients of Wynden are established in written advisory agreements between clients and Wynden. These contracts are entered into in the ordinary course of business and these agreements make no special provisions related to the disposition or voting of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/23/2015
Date

/s/ Louis J Douglas
Signature

Louis J Douglas/Partner
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.